

August 19, 2010

Leo S. Ullman
Chief Executive Officer
Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

      Re: Cedar Shopping Centers, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Form 10-Q for the Fiscal Quarter Ended March 31, 2009 and June 30,
             2009
             File No. 001-31817

Dear Mr. Ullman:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Linda VanDoorn
                    Senior Assistant Chief Accountant